PRICING SUPPLEMENT (To Prospectus dated August 11, 2022 and Prospectus Supplement dated August 11, 2022)	This filing is made pursuant to Rule 424(b)(2) under the Securities Act of 1933 in connection with Registration No. 333-266775.

$1,300,000,000

$500,000,000 4.750% Medium-Term Notes, Series A, due January 12, 2026

$300,000,000 Floating Rate Medium-Term Notes, Series A, due January 12, 2026

$500,000,000 4.700% Medium-Term Notes, Series A, due January 12, 2028

We are offering $500,000,000 aggregate principal amount of 4.750% Medium-Term Notes, Series A, due January 12, 2026 (the “2026 Fixed Rate Notes”), $300,000,000 aggregate principal amount of Floating Rate Medium-Term Notes, Series A, due January 12, 2026 (the “Floating Rate Notes” and, together with the 2026 Fixed Rate Notes, the “2026 Notes”) and $500,000,000 aggregate principal amount of 4.700% Medium-Term Notes, Series A, due January 12, 2028 (the “2028 Fixed Rate Notes” and, together with the 2026 Fixed Rate Notes, the “Fixed Rate Notes”). The Floating Rate Notes and the Fixed Rate Notes are collectively referred to herein as the “Notes.” The Notes will be our general unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. We will pay interest on the 2026 Fixed Rate Notes on January 12 and July 12 of each year and at maturity. We will pay interest on the Floating Rate Notes on January 12, April 12, July 12 and October 12 of each year and at maturity. We will pay interest on the 2028 Fixed Rate Notes on January 12 and July 12 of each year and at maturity. The first interest payment on the 2026 Fixed Rate Notes will be on July 12, 2023, the first interest payment on the Floating Rate Notes will be on April 12, 2023 and the first interest payment on the 2028 Fixed Rate Notes will be on July 12, 2023. We may redeem some or all of the Fixed Rate Notes at any time at our option at the applicable redemption prices set forth in this pricing supplement under “Description of the Notes—Optional Redemption.” The Floating Rate Notes will not be redeemable before their maturity.

Investing in the Notes involves a number of risks. See the risks described in “Risk Factors” on page S-2 of the prospectus supplement and in our Annual Report on Form 10-K for the year ended March 31, 2022 as filed with the Securities and Exchange Commission.

	2026 Fixed Rate Notes		Floating Rate Notes		2028 Fixed Rate Notes
	Per Note	Total	Per Note	Total	Per Note	Total
Public Offering Price (1)	99.942%	$499,710,000	100.000%	$300,000,000	99.802%	$499,010,000
Underwriting Discount	0.225%	$1,125,000	0.225%	$675,000	0.350%	$1,750,000
Proceeds, Before Expenses, to AHFC	99.717%	$498,585,000	99.775%	$299,325,000	99.452%	$497,260,000

(1)	Plus accrued interest, if any, from January 12, 2023, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will be ready for delivery in book-entry only form through The Depository Trust Company, and its direct and indirect participants, including Euroclear Bank SA/NV and Clearstream Banking S.A., on or about January 12, 2023.

Joint Book-Running Managers

Barclays	Deutsche Bank Securities	J.P. Morgan	Wells Fargo Securities

Co-Managers

ANZ Securities	ING	SOCIETE GENERALE	TD Securities

The date of this pricing supplement is January 10, 2023.

Prospectus Supplement
Page

About this Prospectus Supplement and Pricing Supplements	S-ii
Risk Factors	S-2
Description of the Notes	S-11
Special Provisions Relating to Foreign Currency Notes	S-41
Material United States Federal Income Taxation	S-45
Plan of Distribution (Conflicts of Interest)	S-58
Validity of the Notes	S-65

In this pricing supplement, unless otherwise indicated by the context, “AHFC,” “we,” “us” and “our” refer solely to American Honda Finance Corporation (excluding its subsidiaries). AHFC is the issuer of all of the Notes offered under this pricing supplement. Capitalized terms used in this pricing supplement which are not defined in this pricing supplement and are defined in the accompanying prospectus supplement or prospectus shall have the meanings assigned to them in the prospectus supplement or prospectus, as applicable.

This pricing supplement does not contain complete information about the offering or terms of the Notes. No one may use this pricing supplement to offer and sell the Notes unless it is accompanied or preceded by the prospectus supplement and the prospectus. We are responsible only for the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus, the documents incorporated by reference herein and therein, and any related free writing prospectus issued or authorized by us. Neither we nor the underwriters have authorized anyone to provide you with any other information, and neither we nor the underwriters take responsibility for any other information that others may give you. You should assume that the information included in this pricing supplement, the accompanying prospectus supplement and prospectus, or incorporated by reference herein or therein, is representative as of the date on the front cover of this pricing supplement, the accompanying prospectus supplement or prospectus, or the document incorporated by reference, as applicable. Our business, financial condition, results of operations, liquidity, cash flows and prospects may have changed since then. Neither we nor the underwriters are making an offer to sell the Notes offered by this pricing supplement in any jurisdiction where the offer, solicitation or sale is not permitted.

It is important for you to read and consider all information contained in this pricing supplement and the accompanying prospectus supplement and prospectus in making your investment decision. You should also read and consider the information contained in the documents identified in “Where You Can Find More Information” and “Incorporation of Information Filed with the SEC” in the accompanying prospectus.

DESCRIPTION OF THE NOTES

General

We provide information to you about the Notes in three separate documents:

•	this pricing supplement which specifically describes each tranche of Notes being offered;

•	the accompanying prospectus supplement which describes AHFC’s Medium-Term Notes, Series A; and

•	the accompanying prospectus which describes generally certain debt securities of AHFC.

This description supplements, and to the extent inconsistent supersedes, the description of the general terms and provisions of the debt securities found in the accompanying prospectus and AHFC’s Medium-Term Notes, Series A described in the accompanying prospectus supplement.

Terms of the Notes

The Notes:

•	will be our unsecured, unsubordinated obligations;

•	will rank equally with all our other unsecured and unsubordinated indebtedness from time to time outstanding;

•	will be considered part of the same series of notes as any of our other Medium-Term Notes, Series A previously issued or issued in the future;

•	will be denominated and payable in U.S. dollars; and

•	will be issued in minimum denominations of $2,000 and increased in multiples of $1,000.

The 2026 Fixed Rate Notes:

The following terms apply to the 2026 Fixed Rate Notes:

Principal Amount: $500,000,000

Trade Date: January 10, 2023

Original Issue Date: January 12, 2023

Stated Maturity Date: January 12, 2026

Interest Rate: 4.750% per annum, accruing from January 12, 2023

Interest Payment Dates: Each January 12 and July 12, beginning on July 12, 2023, and at Maturity

Day Count Convention: 30/360

Business Day Convention: Following (unadjusted); If any Interest Payment Date or Maturity falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be made on the next succeeding Business Day as if made on the date the applicable payment was due, and no interest will accrue on the amount payable for the period from and after the Interest Payment Date or Maturity, as the case may be, to the date of such payment on the next succeeding Business Day.

Business Day: Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Record Dates: 15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Calculation Agent: Deutsche Bank Trust Company Americas

CUSIP / ISIN: 02665WEC1 / US02665WEC10

The Floating Rate Notes:

The following terms apply to the Floating Rate Notes:

Principal Amount: $300,000,000

Trade Date: January 10, 2023

Original Issue Date: January 12, 2023

Stated Maturity Date: January 12, 2026

Interest Category: Regular Floating Rate Note

Interest Rate Basis: Compounded SOFR

Initial Interest Rate: The initial interest rate will be based on Compounded SOFR determined on April 10, 2023 plus the Spread, accruing from January 12, 2023

Minimum Interest Rate: 0.000%

Initial Interest Reset Date: April 12, 2023

Interest Reset Dates: Each Interest Payment Date

Interest Determination Date: The second U.S. Government Securities Business Day preceding the related Interest Reset Date

Interest Period: The period from and including an Interest Payment Date (or, in the case of the first Interest Period, the Original Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Stated Maturity Date).

Observation Period: The period from and including two U.S. Government Securities Business Days preceding an Interest Payment Date to but excluding two U.S. Government Securities Business Days preceding the next Interest Payment Date, provided that the first Observation Period shall be from and including two U.S. Government Securities Business Days preceding the Original Issue Date to but excluding two U.S. Government Securities Business Days preceding the first Interest Payment Date.

Interest Payment Frequency: Quarterly

Interest Payment Dates: Each January 12, April 12, July 12 and October 12, beginning on April 12, 2023, and on the Stated Maturity Date

Spread: +92 bps

Designated Currency: U.S. dollars

Day Count Convention: Actual/360

Business Day Convention: Modified Following (adjusted); provided, however, if the Stated Maturity Date falls on a day that is not a Business Day, the payment of principal and interest that is due on the Stated Maturity Date will be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Stated Maturity Date to the date of that payment on the next succeeding Business Day.

Record Dates: 15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Business Day: New York and U.S. Government Securities Business Day

Calculation Agent: Deutsche Bank Trust Company Americas

CUSIP / ISIN: 02665WEE7 / US02665WEE75

The 2028 Fixed Rate Notes:

The following terms apply to the 2028 Fixed Rate Notes:

Principal Amount: $500,000,000

Trade Date: January 10, 2023

Original Issue Date: January 12, 2023

Stated Maturity Date: January 12, 2028

Interest Rate: 4.700% per annum, accruing from January 12, 2023

Interest Payment Dates: Each January 12 and July 12, beginning on July 12, 2023, and at Maturity

Day Count Convention: 30/360

Business Day Convention: Following (unadjusted); If any Interest Payment Date or Maturity falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be made on the next succeeding Business Day as if made on the date the applicable payment was due, and no interest will accrue on the amount payable for the period from and after the Interest Payment Date or Maturity, as the case may be, to the date of such payment on the next succeeding Business Day.

Business Day: Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Record Dates: 15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Calculation Agent: Deutsche Bank Trust Company Americas

CUSIP / ISIN: 02665WED9 / US02665WED92

Optional Redemption

The Floating Rate Notes are not subject to optional redemption.

We may redeem the Fixed Rate Notes of either series at our option before their Stated Maturity Date, in whole or in part, at any time, and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed discounted to the applicable date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, in the case of the 2026 Fixed Rate Notes, or 20 basis points, in the case of the 2028 Fixed Rate Notes, in each case less (b) interest accrued to the redemption date; and

(2) 100% of the principal amount of the Fixed Rate Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” means, with respect to any redemption date for either series of the Fixed Rate Notes, the yield determined by us in accordance with the following two paragraphs.

The Treasury Rate shall be determined by us after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the applicable redemption date for the series of Fixed Rate Notes to be redeemed based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, we shall select, as applicable:

(1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the applicable redemption date to the Stated Maturity Date of the Fixed Rate Notes to be redeemed (the “Remaining Life”); or

(2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the applicable Remaining Life – and shall interpolate to the applicable Stated Maturity Date of the Fixed Rate Notes to be redeemed on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or

(3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the applicable Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the applicable redemption date for the series of the Fixed Rate Notes to be redeemed.

If on the third Business Day preceding the applicable redemption date for the series of Fixed Rate Notes to be redeemed H.15 TCM is no longer published, we shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second Business Day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Stated Maturity Date of the Fixed Rate Notes to be redeemed, as applicable. If there is no United States Treasury security maturing on the Stated Maturity Date of the Fixed Rate Notes to be redeemed but there are two or more United States Treasury securities with a maturity date equally distant from the Stated Maturity Date of the Fixed Rate Notes to be redeemed, one with a maturity date preceding the Stated Maturity Date of the Fixed Rate Notes to be redeemed and one with a maturity date following the Stated Maturity Date of the Fixed Rate Notes to be redeemed, we shall select the United States Treasury security with a maturity date preceding the Stated Maturity Date of the Fixed Rate Notes to be redeemed. If there are two or more United States Treasury securities maturing on the Stated Maturity Date of the Fixed Rate Notes to be redeemed or two or more United States Treasury securities meeting the criteria of the preceding sentence, we shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Our actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of Fixed Rate Notes to be redeemed.

Further Issues

We may from time to time, without notice to or the consent of the holders of the Notes create and issue additional notes having the same ranking, interest rate, maturity, interest rate basis and other terms as a particular tranche of Notes, as applicable, except for (1) the original issue date, (2) the issue price and (3) in some cases, the first interest payment date; provided, however, such additional notes must be fungible with the previously issued notes for U.S. federal income tax purposes. Additional notes will be considered part of the same series of notes as such Notes and any of our other Medium-Term Notes, Series A previously issued or issued in the future. We also may from time to time, without notice to or the consent of the holders of the Notes, create and issue additional debt securities, under the indenture or otherwise, ranking equally with the Notes and our other Medium-Term Notes, Series A.

Book-Entry Notes and Form

Each tranche of Notes will be issued in the form of one or more fully registered global notes (the “Global Notes”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depositary”) and registered in the name of Cede & Co., the Depositary’s nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in the Depositary, including Euroclear Bank SA/NV and Clearstream Banking S.A.

UNDERWRITING

Under the terms and subject to the conditions set forth in a terms agreement dated January 10, 2023, between us and the underwriters named below (the “Underwriters”), incorporating the terms of a distribution agreement, dated August 11, 2022, between us and the agents named in the prospectus supplement, we have agreed to sell to the Underwriters, and the Underwriters have severally and not jointly agreed to purchase, as principal, the respective principal amounts of each tranche of Notes set forth below opposite their names.

Underwriter	Aggregate Principal Amount of 2026 Fixed Rate Notes	Aggregate Principal Amount of Floating Rate Notes	Aggregate Principal Amount of 2028 Fixed Rate Notes
Barclays Capital Inc.	$106,250,000	$63,750,000	$106,250,000
Deutsche Bank Securities Inc.	106,250,000	63,750,000	106,250,000
J.P. Morgan Securities LLC	106,250,000	63,750,000	106,250,000
Wells Fargo Securities, LLC	106,250,000	63,750,000	106,250,000
ANZ Securities, Inc.	18,750,000	11,250,000	18,750,000
ING Financial Markets LLC	18,750,000	11,250,000	18,750,000
SG Americas Securities, LLC	18,750,000	11,250,000	18,750,000
TD Securities (USA) LLC	18,750,000	11,250,000	18,750,000

Total	$500,000,000	$300,000,000	$500,000,000

The Notes will not have established trading markets when issued. The Underwriters may from time to time make a market in one or more tranches of Notes but are not obligated to do so and may cease at any time. Neither we nor the Underwriters can assure you that any trading market for any tranche of Notes will develop, continue or be liquid.

The Notes sold by the Underwriters to the public will initially be offered at the applicable public offering prices set forth on the cover page of this pricing supplement. Any Notes sold by the Underwriters to dealers may be sold at the applicable public offering prices less a concession not to exceed 0.150% of the principal amount of the 2026 Notes and 0.200% of the principal amount of the 2028 Fixed Rate Notes, as applicable. The Underwriters may allow, and dealers may reallow, a concession not to exceed 0.075% of the principal amount of the 2026 Notes and 0.150% of the principal amount of the 2028 Fixed Rate Notes, as applicable. After the initial offering of the Notes to the public, the Underwriters may change the public offering prices, concessions and reallowances of the Notes. The offering of the Notes by the Underwriters is subject to receipt and acceptance and subject to the Underwriters’ right to reject any order in whole or in part.

In connection with this offering, Barclays Capital Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, on behalf of the Underwriters, are permitted to engage in certain transactions that stabilize the prices of the Notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the prices of the Notes. If the Underwriters create a short position in a tranche of Notes in connection with this offering by selling more Notes of such tranche than they have purchased from us, then the Underwriters may reduce that short position by purchasing Notes of such tranche in the open market. In general, purchases of Notes for the purpose of stabilization or to reduce a short position could cause the prices of such Notes to be higher than in the absence of these purchases. The Underwriters are not required to engage in these activities, and may end any of these activities at any time. Neither we nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Notes.

We may enter into hedging transactions in connection with the issuance of the Notes, including forwards, futures, options, interest rate or exchange rate swaps and repurchase or reverse repurchase transactions with, or arranged by, any of the Underwriters or an affiliate of that Underwriter. The applicable Underwriter and its affiliates may receive compensation, trading gain or other benefits in connection with these hedging transactions and the hedging transactions described below.

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services for AHFC and its subsidiaries, for which they received or will receive customary fees and expenses. In addition, certain affiliates of the Underwriters are or have been lenders under AHFC’s and its subsidiaries’ credit facilities and term loans, for which they have received or will receive fees under agreements they have entered into with AHFC or its subsidiaries. Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc., is the trustee under the indenture governing the Notes.

In the ordinary course of their various business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of AHFC or its subsidiaries. If any of the Underwriters or their affiliates have a lending relationship with AHFC or its subsidiaries, certain of those Underwriters or their affiliates routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to AHFC or its subsidiaries consistent with their customary risk management policies. Typically, these Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in AHFC’s or its subsidiaries’ securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The Underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

AHFC has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect of these liabilities. AHFC has also agreed to reimburse the Underwriters for certain expenses.

LEGAL MATTERS

In the opinion of P. Yvonne Mathews, as counsel to AHFC, when the Notes offered by this pricing supplement and accompanying prospectus supplement and prospectus have been executed and issued by AHFC and authenticated by the trustee pursuant to the Indenture, dated as of September 5, 2013, between AHFC and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of February 8, 2018, between AHFC and the Trustee (as supplemented, the “Indenture”), and delivered against payment as contemplated herein, such Notes will be legally valid and binding obligations of AHFC, enforceable against AHFC in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity. This opinion is given as of the date hereof and is limited to the present laws of the State of California and the State of New York. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes and the enforceability of the Indenture with respect to the Trustee and other matters, all as stated in the letter of such counsel dated August 11, 2022 and filed as Exhibit 5.1 to AHFC’s Registration Statement on Form S-3 (File No. 333-266775) filed with the Securities and Exchange Commission on August 11, 2022.